NO ACT

PE
3-22-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10011135

March 22, 2010

Jennifer L. Vogel
Senior Vice President,
General Counsel, Secretary and
Chief Compliance Officer
Continental Airlines, Inc.
19th Floor HQSEO
1600 Smith Street
Houston, TX 77002

Received SEC
MAR 2 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-22-10

Re: Continental Airlines, Inc.

Dear Ms. Vogel:

This is in regard to your letter dated March 22, 2010 concerning the shareholder proposal submitted by the Teamsters General Fund for inclusion in Continental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Continental therefore withdraws its January 27, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Louis Malizia, Assistant Director
Capital Strategies Department
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001



Jennifer L. Vogel
Senior Vice President
General Counsel, Secretary and
Chief Compliance Officer

19th Floor HQSEO
1600 Smith Street
Houston TX 77002
Tel 713 324 5207
Fax 713 324 1230
continental.com

March 22, 2010

Via Electronic Mail (shareholderproposals@sec,gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Withdrawal of Shareholder Proposal Submitted by the Teamsters General Fund

Ladies and Gentlemen:

Pursuant to a letter dated January 27, 2010, Continental Airlines, Inc. ("Continental"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requested confirmation that the staff of the Division of Corporation Finance (the "Staff") would not recommend enforcement action to the U.S. Securities and Exchange Commission if Continental excluded a shareholder proposal and statement of support thereof (the "Proposal") from the Teamsters General Fund (the "Proponent") from Continental's proxy statement (the "Proxy Statement") for its 2010 annual meeting of stockholders.

Pursuant to the correspondence attached hereto as Exhibit A, the Proponent has withdrawn its request to include the Proposal in the Proxy Statement. Accordingly, on behalf of Continental, I hereby withdraw the no-action request with regard to the Proposal set forth in the letter dated January 27, 2010.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the Staff by email. A copy of this letter and the enclosures are being sent to the Proponent by overnight delivery service.

81377

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 713.324.5207.

Very truly yours,



Jennifer L. Vogel
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

Enclosures

cc (w/ enclosures):

Teamsters General Fund
25 Louisiana Avenue, N.W.
Washington, D.C. 20001
Attention: Jamie Carroll

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

March 16, 2010

BY FACSIMILE: 713.324.5152

Ms. Jennifer L. Vogel, Secretary
Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002

Dear Ms. Vogel:

I hereby withdraw the resolution filed on behalf of the Teamsters General Fund to be included in Continental Airlines, Inc.'s 2010 proxy materials.

If you should have any further questions about the withdrawal of this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8100.

Sincerely,

Louis Malizia, Assistant Director
Capital Strategies Department

LM/jc

cc: Division of Corporate Finance, Securities and Exchange Commission

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 24, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Continental Airlines, Inc.'s No-Action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

By letter dated January 27, 2010 (the "No-Action Request"), Continental Airlines, Inc. ("Continental" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2010 annual meeting of shareholders.

The Fund hereby submits this letter in response to the No-Action Request. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal requests that Continental make a report available to shareholders disclosing: "(i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the Company; and, (ii) the Company's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors." Such standards and oversight procedures are hereinafter referred to as 'aircraft maintenance outsourcing standards.' The Proposal asks that the report "identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities."

Continental contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal pertains to the Company's ordinary business operations; Rule 14a-8(i)(3), arguing that the Proposal contains materially false and misleading statements; and, Rule 14a-8(i)(4), arguing that the Proposal is designed to result in a benefit to the Fund that is not shared by other shareholders.

We believe that Continental should not be permitted to exclude the Proposal from its 2010 proxy materials pursuant to Rule 14a-8 for the reasons set forth below:

BASIS FOR INCLUSION

I. The Proposal Focuses On A Significant Social Policy Issue—Aircraft Maintenance Outsourcing Standards—Precluding Application Of The Ordinary Business Exclusion.

In 1998 the Commission clarified its approach to applying the ordinary business exclusion (Rule 14a-8(i)(7)), limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"),[1] the Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include: the management of the workforce, such as, the hiring, promotion, and termination of employees, decisions on production quality and quantity, and, the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

By stating that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter.

[1] Exchange Act Release No. 40018 (May 21, 1998).

Continental argues that the Proposal involves the Company's ordinary business operations, noting that in 2009 the Staff considered two proposals that are substantively similar to the Proposal and determined that the proposals could be excluded as relating to ordinary business matters. [See *Continental Airlines, Inc.*, (avail. March 25, 2009) and *Southwest Airlines Co.,* (avail. March 19, 2009).] The proposals in *Continental Airlines, Inc.,* and *Southwest Airlines Co.*, like the Proposal, focused on aircraft maintenance outsourcing standards, and in both cases the proponent argued that aircraft maintenance outsourcing standards are a significant social policy issue integral to the safety of the flying public. Therefore, Continental concludes that "though the 2009 Proposal [the proposal in *Continental Airlines, Inc.,*] sought the adoption of a policy and the Proposal seeks the preparation of a report, both intend to involve shareholders in matters that the Staff has concluded fall within the ordinary business operations exclusion."

However, what Continental fails to acknowledge is that a subject's status as a matter of ordinary business is not static and is subject to change along with the changing tide of public debate. In fact, the 1998 Release made clear that the Staff adjusts its view with respect to proposals raising social policy issues as those issues take on new significance in the public realm:

> In applying the 'ordinary business' exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years the Division has reversed its position on the excludability of a number of types of proposals, including plant closing, the manufacture of tobacco products, executive compensation, and golden parachutes.

Indeed, since the 1998 Release, the Staff has changed its position with respect to other types of proposals that raise social policy issues, such as, global warming and rail security, as those issues have become consistent subjects of widespread public debate.

Over the past year, meaningful developments have occurred that have intensified the public debate regarding aircraft maintenance outsourcing standards, increasing its significance as a social policy issue that directly impacts public safety and homeland security. While there is no bright-line test to determine when a social policy issue is sufficiently significant to warrant shareholder action, the Fund believes that the developments over the past year regarding aircraft maintenance outsourcing standards, along with the background of robust public debate on the issue, constitute exactly the kind of consistent widespread public debate that renders the Proposal beyond the realm of ordinary business matters subject to exclusion under Rule 14a-8(i)(7).

A. Developments Over The Past Year Have Intensified The Public Debate Regarding Aircraft Maintenance Outsourcing Standards, Making This Social Policy Issue Sufficiently Significant To Warrant Shareholder Action.

The discrepancy in operational and oversight standards for in-house versus outsourced aircraft maintenance, along with questions regarding the Federal Aviation Administration's (FAA) ability to provide vigilant monitoring of contract repair shops, has sparked widespread public debate regarding the safety of aircraft maintenance outsourcing and the adequacy of operational and oversight standards currently applied to outsourced aircraft maintenance.[2] Indeed, aircraft maintenance outsourcing standards have become a subject of consistent public debate given their direct impact on both the safety of the flying public and on homeland security. The Fund's responses to the no-action requests last year by Southwest Airlines and Continental Airlines outlined the reasons we believed that aircraft maintenance outsourcing standards were a significant social policy issue in early 2009, which are discussed in Section I.B. The following developments over the past year since those responses were filed have further intensified this debate.

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[2] Currently there are four tiers to the aircraft maintenance system, each governed by a different regulatory regime that mandates the minimum oversight standards for outsourced airline maintenance, repair, and overhaul. Airline-owned maintenance bases are held to the most stringent standards under Part 121 of the Federal Aviation Regulations (FARs). Domestic repair stations certificated by the Federal Aviation Administration (FAA), fall under the less stringent FAR Part 145. Foreign repair stations certificated by the FAA are also covered by FAR Part 145, but critical exceptions are made in personnel and security standards. Non-certificated repair stations, both domestic and foreign, are not regulated or inspected by the FAA, nor are they limited in the types of maintenance they can perform. According to the Inspector General of the U.S. Department of Transportation, the FAA, which is tasked with inspecting nearly 5,000 domestic and foreign repair stations, has historically focused its inspections on airline-owned maintenance facilities and has been slow to change its model, even as maintenance has shifted to domestic and foreign repair stations. (Calvin Scovel III, "Aviation Safety: The FAA's Oversight of Outsourced Maintenance Facilities," Statement of the Inspector General, U.S. Department of Transportation, before the House Transportation and Infrastructure Committee, Subcommittee on Aviation, March 29, 2007.)

1. ***More Contract Repair Station Errors, Troubling Repair Station Practices, And Lax Oversight Procedures Have Been Exposed In The National Media, Escalating Public Debate Over Inadequate Aircraft Maintenance Outsourcing Standards.***

Over the past year major news outlets have continued to report serious errors made by major contract repair stations, troubling operational practices in the repair stations, and lax oversight of the repair stations by the airlines and the FAA, increasing public concern over inadequate aircraft maintenance outsourcing standards and drawing response from lawmakers and industry experts.

For example, on February 2, 2010, *USA Today* released the results of a groundbreaking investigation on aircraft maintenance in a cover story, which announced that "since 2003, 65,000 U.S. flights with maintenance problems have taken off anyway."[3] (See article enclosed.) The report examined the inadequacies of current aircraft maintenance outsourcing standards and echoed precisely the concerns raised by the Proposal.

USA Today's six-month investigation into aircraft maintenance violations and penalties revealed that substandard repairs, unqualified and ill-equipped mechanics, and inadequate oversight by airlines and the FAA are endemic, adding to the widespread public debate on this significant policy issue and underscoring the deep public concern regarding the safety and homeland security issues involved.

USA Today reported the following in relation to its investigation, which included an analysis of government fines against airlines for maintenance violations and penalty letters sent to them that were obtained through the Freedom of Information Act:

- Airlines contract around 70% of their maintenance work to repair shops in the U.S. and abroad, "where mistakes can be made by untrained and ill-equipped personnel, the Department of Transportation's (DOT) inspector general says."

- In addition to some 4,900 certified domestic and foreign repair stations, uncertified repair stations and mechanics are performing critical maintenance work, including engine replacement.

[3] Gary Stoller, "Planes with maintenance problems have flown anyway," *USA Today*, February 2, 2010. (available at: http://www.usatoday.com/travel/flights/2010-02-02-1Aairmaintenance02_CV_N.htm)

- DOT Inspector General Calvin Scovel, III, told a House subcommittee in November 2009 that uncertified facilities can "create safety vulnerabilities" and that of 10 uncertified repair facilities he had visited, two "were operated by only one mechanic with a truck and basic tools."

- Former National Transportation Safety Board (NTSB) member, John Goglia said FAA oversight of uncertified repair stations is "weak at best," and more than 90% of "people turning the wrenches" at foreign repair stations are not certified mechanics.

- Security concerns regarding outsourced aircraft maintenance "are so great that since August 2008, Congress has barred the FAA from certifying any new foreign repair station until the Transportation Security Administration (TSA) issues a rule to improve security."

- Congress has introduced bills to close regulatory gaps between foreign and domestic repair stations.

- "Shoddy work or failure to do repairs can often go undetected because of inconsistent or ineffective FAA and airline oversight."

- The FAA levied $28.2 million in fines and proposed fines against 25 U.S. airlines for maintenance violations that occurred over the past six years, and "[i]n some cases, airlines continued to fly planes after the FAA found deficiencies in them."

- A *USA Today* analysis of NTSB data shows that maintenance was "a cause, factor or finding" in 18 accidents since January 1, 2000, in which a total of 43 people were killed and 60 people were injured.[4]

The report also identified a 2006 maintenance problem at Continental involving a contract repair station that resulted in the death of a mechanic. Continental contacted a certified repair station about a possible engine leak on a Boeing 737-500 in advance of a January 16, 2006, flight from El Paso. According to *USA Today*, the mechanics assigned by the repair station "hadn't received training from Continental on engine troubleshooting, had no Continental maintenance manuals to address problems and didn't have the required tools or equipment, the FAA says." While working on an engine, the mechanics didn't maintain required communication with the cockpit and the

---

[4] *Ibid.*

engine was run at excessive speeds. According to *USA Today*, "one mechanic was 'ingested' into the engine and killed." Continental was fined $45,000.[5]

National Public Radio (NPR) also focused on the dangerous inadequacies of current aircraft maintenance outsourcing standards over this past year. NPR did a three-part special series called "Flight Mechanics: The Business of Airline Repairs" in October 2009 that, in part, highlighted several potentially devastating mistakes made by Aeroman, a contract repair station in El Salvador that is one of the more popular foreign repair stations, according to NPR, which notes that Aeroman draws business from U.S. Airways, JetBlue, Frontier, Southwest and other U.S. airlines. The series called into question the operational and oversight procedures of both Aeroman and the airlines that contract with Aeroman for maintenance services. According to information NPR obtained from mechanics at Aeroman and U.S. Airways, Aeroman mechanics who repaired a Boeing 737 for U.S. Airways mixed up wires in the cockpit, causing the engine gauges to be reversed—a potential nightmare scenario as described by NPR:

> Imagine you're a pilot, and you're flying a Boeing 737 filled with more than 100 passengers. Suddenly, the gauges show that Engine No. 2 is in trouble, so you shut it off and start flying the plane on the other engine alone. That's a troubling enough scenario. But what if it's worse than that: What if it turns out that a mechanic mixed up the wires in the cockpit, not long before you took off—so your gauges are reversed and you actually turned off the one *good* engine?[6]

According to NPR, the mistake, which was caught by an observant employee at the airline, was "just one of at least three troubling maintenance mistakes that mechanics in El Salvador have made recently while fixing U.S. Airways planes."[7]

The investigative report portrayed the mistakes not as isolated incidents but as problems potentially arising from systemic operational and oversight problems at Aeroman. The report detailed intense pressure by Aeroman's managers to fix the planes faster, even if that means taking dangerous short-cuts, including: allowing rust on metal beams to exceed tolerance levels; fixing planes without consulting the airline manuals because of the extra time that would take; replacing parts with alternative parts not approved for that specific repair because the needed parts were not on hand; and not storing glues at the required temperatures, among other things.

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[5] *Ibid.*
[6] Daniel Zwerdling, "Crossed Wires: Flaws In Airplane Repairs Abroad," NPR Morning Edition, October 20, 2009.
[7] *Ibid.*

Safety experts and legislators responded to the findings with concern. "That's a very scary thing," Sen. Claire McCaskill (D-MO) told NPR. "When you have a situation like this where you're going to El Salvador because it's going to be a lot cheaper, and the company in El Salvador is going to make a lot more money if they can promise the planes out more quickly, then that is a dangerous stew that we are stirring."[8] John Goglia, a former presidential appointee on the National Transportation Safety Board, remarked: "We don't know what's going on in those facilities [foreign repair companies]. If we're not monitoring them properly, how do we know it's safe?"[9]

Domestic contract repair station errors were also the subject of media attention and public debate over the past year. For example, news reports highlighted the FAA's temporary suspension of AAR Landing Gear Services' Miami repair facility in February 2009 because the contract repair station did not follow manufacturer maintenance manual procedures for certain exams, and "employed defective processes and followed defective inspection protocols." The 2009 Emergency Order of Suspension followed a 2007 investigation of the facility after a landing gear failure in Charlotte, North Carolina.[10]

2. ***Illegal Repairs Performed By Contract Repair Stations In 2009 Have Highlighted Air Carriers' Potentially Dangerous Oversight Failures Regarding Outsourced Maintenance.***

News reports that Southwest Airlines had to ground 46 aircraft—nearly nine percent of its fleet—on August 22, 2009, because of illegal repairs performed by a contract repair station drew further public attention to the serious accountability gaps involved in aircraft maintenance outsourcing.

The FAA inspects aircraft maintenance and certifies the actual parts used to ensure the safety and integrity of U.S. aircraft. A domestic contract repair station hired by Southwest used unapproved parts for repairs on some jets. The bootlegged parts were exhaust gate assembly hinge fittings that redirect hot jet engine exhaust away from wing flaps. The parts were provided to the repair station by a sub-contractor that had not secured FAA certification for them.[11]

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[8] *Ibid.*
[9] *Ibid.*
[10] Ted Reed, "FAA Shuts Landing-Gear Repair Company," TheStreet.com, February 12, 2009; Frank Jackman, "FAA Says AAR Landing Gear Failed To Follow Procedures," Aviation Daily, February 17, 2009.
[11] Andy Pasztor and Mike Esterl, "FAA Investigates Southwest Over Parts," *The Wall Street Journal*, August 26, 2009; David Koenig, "Nearly Nine Percent Of Southwest Fleet Uses Unapproved Parts; FAA Investigating," HuffPost Social News, August 26, 2009.

Safety expert Thomas Anthony, who has led FAA investigations regarding unapproved parts and serves as director of the aviation safety program at the University of Southern California, told the Huffington Post that no matter who makes the hinge fittings, it is the airline's responsibility to ensure that only FAA-approved parts go on its planes.[12]

3. *News Reports Have Revealed That Contract Repair Stations Recruit Uncertified Mechanics Who Cannot Read English, Further Stoking Debate Regarding The Adequacy Of The Repair Stations' Operational Standards.*

Over the past year news outlets have done investigative reports exposing the problem of contract repair stations recruiting low-wage, uncertified mechanics who are unable to read English—a potentially deadly problem given that the aircraft repair manuals they are required to follow are written in English.

For example, in May 2009 news reports surfaced that hundreds of uncertified mechanics working in the more than 236 FAA-certified contract repair stations in Texas are unable to read English. According to WFAA-TV News 8's investigative report, even experienced mechanics are required to frequently consult the manuals and leave a detailed record of the repairs they have made, and because they cannot read English these uncertified mechanics are unable to do either.[13]

According to the reports, the language barrier creates a nearly impossible challenge for the certified mechanics who are required to sign off on the work of dozens of uncertified mechanics. One certified mechanic told WFAA-TV News 8: "I need an interpreter to talk to these people. They can't read the manuals, they can't write, and I have so many working for me I can't be sure of the work they've done."[14]

These foreign guest workers do not hold FAA licenses and therefore do not meet the same high level of training and knowledge as U.S. mechanics employed directly by a U.S. carrier. All mechanics employed directly by U.S. airlines must hold either an FAA repairman certificate or an Airframe and/or Powerplant (A&P) certificate.

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[12] David Koenig, "Nearly Nine Percent Of Southwest Fleet Uses Unapproved Parts; FAA Investigating," HuffPost Social News, August 26, 2009.
[13] "Airlines Are Hiring Mechanics Who Can't Speak English, Read Manuals," Fox News.com, May 19, 2009; Byron Harris, "News 8 Investigates: Airline mechanics who can't read English," News 8/WFAA-TV, May 16, 2009.
[14] Byron Harris, "News 8 Investigates: Airline mechanics who can't read English," News 8/WFAA-TV, May 16, 2009.

The problem of uncertified contract repair station mechanics who cannot read the repair manuals written in English or leave detailed records of their repairs in English is certainly not confined to these domestic repair stations. A mechanic at Aeroman in El Salvador told NPR that some of the workers there can't read English, including him. He said "you have to ask for help [from] another colleague. And in my case I ask for help, often." As NPR notes, the mechanics are often under too much pressure to have much time to assist colleagues.[15]

4. *Legislators, Regulators, And Safety Experts Increasingly Warn That The Lack of Security Standards At Contract Repair Stations Is A Homeland Security Threat.*

Aircraft maintenance outsourcing standards have become a significant homeland security concern, and there is no more serious current social policy issue than homeland security. News reports continue to highlight the gap in securing outsourced aircraft maintenance, with legislators, regulators, and safety experts weighing in on the risks involved.

One of the foremost security concerns is the lack of adequate background checks for foreign mechanics who are being brought into the U.S. to repair airplanes. A News 8/WFAA-TV investigation in July 2009 found that San Antonio Aerospace, a contract repair station based at San Antonio International Airport, hired 767 foreign mechanics at its facility over the past two years. According to WFAA-TV, the mechanics came primarily from Mexico and the Philippines, but also from 43 other countries, including Vietnam, Ethiopia, Nicaragua, Cuba, Jordan, China and Sudan.[16]

While these workers must go through a criminal background check in their home countries to obtain legal visas, some experts question the quality of those checks. Phil Jordan, former chief of the Drug Enforcement Administration Dallas office, told WFAA-TV that he questions the quality of criminal background checks in nations such as Cuba, China, Egypt, Sudan, Venezuela, and most of the other home countries of the mechanics, noting: "It's very difficult to get criminal background checks in those countries. In many, it's just a joke."[17] *The New York Times* also commented on the questionable quality of background checks, reporting:

[15] Daniel Zwerdling, "Crossed Wires: Flaws In Airplane Repairs Abroad," NPR Morning Edition, October 20, 2009.
[16] Byron Harris, "Questionable background checks on workers who fix airliners," News 8 / WFAA-TV, July 16, 2009.
[17] *Ibid.*

> In some countries, because of privacy laws or incomplete record keeping, thorough screening of mechanics and other repair station employees can be difficult. Extending that screening to subcontractors who supply parts and services can be even more daunting. Even at U.S. repair stations, checking the backgrounds of workers native to countries that don't readily share information like Cuba and Yemen has raised concern.[18]

The security gap has lawmakers concerned. U.S. Rep. Ted Poe, R-Houston, Texas, told WFAA-TV: "The next attack on our country is not going to be because somebody is riding in an airplane. That problem is going to occur because somebody has access to an airport, as an employee, or an alleged employee, either working at the airport or working on aircraft. And if they have that access, that is the way that attack is going to happen."

As stated in the Proposal: "There is currently no regulatory standard for foreign repair stations governing personnel background checks, drug and alcohol testing, access to aircraft, and part inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results." On November 16, 2009, the Transportation Security Administration proposed a new rule that would establish security requirements for maintenance and repair work conducted on aircraft and aircraft components at domestic and foreign repair stations certificated by the FAA, but safety experts and the general public remain concerned. *The New York Times* said of the proposed rule: "Industry and other interested parties will have 60 days to comment on the proposal once it's published, and there is no telling when it will take effect. It's not unusual for there to be a gap of months or years between the proposal of a regulation and the issuance of a final rule." According to the paper, "safety experts said the lack of security standards remains a glaring concern." Adding further concern, the new rule proposed by TSA leaves out 21 foreign non-certificated repair stations that do work critical to the airworthiness of the aircraft, according to the Department of Transportation Inspector General.

Homeland security concerns related to aircraft maintenance outsourcing standards have been widely discussed in the media, and following the failed Christmas terrorist attempt on a Detroit-bound airliner, the Fund believes security standards related to aircraft maintenance outsourcing will be even more vigorously debated in the months to follow.

[18] "Promises, Promises: 6 Years and Still No Rules," *New York Times*, November 18, 2009.

5. *Congressional Hearings In 2009 Demonstrate That Aircraft Maintenance Outsourcing Standards Continue To Engage Lawmakers' Attention.*

At a June 2009 hearing before the Senate Committee on Commerce, Science, and Transportation on the FAA's role in safety oversight of air carriers, Calvin L. Scovel, III, Inspector General of the U.S. Department of Transportation, testified that ineffective oversight of repair stations continues to be an area of serious concern, noting ineffective procedures for overseeing non-certificated repair facilities that perform critical maintenance, inadequate training of mechanics at non-certificated facilities; ("We found carriers provided from as little as one hour of video training for mechanics to as much as 11 hours of combined classroom and video instruction."), and inadequate reporting by air carriers regarding their outsourced repairs, among other things. Scovel also raised the issue of significant delays between the FAA's initial approval of repair stations and its first inspections of those locations, commenting: "For example, during a 3-year period, FAA inspectors reviewed only four of 15 substantial maintenance providers used by one air carrier. Among those uninspected was a major foreign engine repair facility that FAA inspectors did not visit until five years after it had received approval for carrier use—even though it had worked on 39 of the 53 engines repaired for the air carrier."[19]

At a later hearing in November 2009 before the House Committee on Homeland Security, Scovel testified again on the subject of ineffective aircraft maintenance outsourcing standards, noting that "a number of actions, including implementing our past recommendations, are needed to improve the safety oversight and security of repair stations." According to the Inspector General, the "FAA relies heavily on air carriers' audits to approve repair stations to perform substantial maintenance—even air carriers with identified quality assurance problems." He pointed out that non-certificated contract repair facilities, which perform critical repair work, including engine replacements, "are not required to comply with associated regulatory and quality control standards" and have "no requirement. . .to employ supervisors and inspectors to monitor maintenance work as it is being performed."[20]

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[19] Calvin L. Scovel III, "The Federal Aviation Administration's Role in Safety Oversight of Air Carriers," Statement of the Inspector General, U.S. Department of Transportation, before the Committee on Commerce, Science, and Transportation, Subcommittee on Aviation Operations, Safety, and Security, United States Senate, June 10, 2009.

[20] Calvin L. Scovel III, "Actions Needed To Improve Safety Oversight and Security at Aircraft Repair Stations," Statement of the Inspector General, U.S. Department of Transportation, before the Committee on Homeland Security, Subcommittee on Transportation Security and Infrastructure Protection, United States House of Representatives, November 18, 2009.

B. Developments Over The Past Year Build Upon A Substantial Record Of Widespread Public Debate Regarding Aircraft Maintenance Outsourcing Standards.

The developments over the past year have intensified an already robust, widespread public debate regarding the operational and oversight standards applied to outsourced aircraft maintenance.

- Recent, widely discussed Department of Transportation (DOT) audits of air carriers' aircraft maintenance outsourcing reveal alarming oversight failures. In September 2008, the DOT Inspector General's office reported that the FAA "relies too heavily on air carriers' oversight procedures, which are not always sufficient." According to the report, "untrained mechanics, lack of required tools, and unsafe storage of aircraft parts" were among problems found at repair stations—problems that "could affect aircraft safety over time if left uncorrected."[21] John Goglia, a former member of the National Transportation Safety Board, responded: "What this report tells me is there is still a big problem with oversight—the FAA is not verifying that the oversight being provided by the air carriers is doing the job it's supposed to."[22]

- Aircraft maintenance outsourcing standards are under scrutiny in Washington, with federal lawmakers focusing significant attention on the safety issues involved. In June 2008, Senators Claire McCaskill (D-MO) and Arlen Specter (R-PA) introduced the Safe Aviation Facilities Ensure Aircraft Integrity and Reliability (SAFE AIR) Act of 2008, to boost government oversight of airline work performed abroad. As a senator from Illinois, President Barack Obama co-sponsored the bill. Among other things, the SAFE AIR Act sought to require that American aircraft receive maintenance only at FAA-certificated repair stations, that FAA inspectors perform inspections of certified foreign repair stations twice a year, and that employees performing maintenance at foreign repair stations undergo drug and alcohol testing.[23]

[21] "Air Carriers' Outsourcing of Aircraft Maintenance," Office of Inspector General, U.S. Department of Transportation, September 30, 2008, (available at: http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/WEB_FILE_Review_of_Air_Carriers_Outsourced_Maintenance_AV2008090.pdf).

[22] "FAA Faulted over Outsourced Maintenance," CBS News, October 4, 2008, (available at: http://www.cbsnews.com/stories/2008/10/04/business/main4501660.shtml).

[23] "McCaskill-Specter Bill Would Strengthen Safety and Security at Foreign Aircraft Repair Facilities," Press Release, Office of U.S. Senator Claire McCaskill (D-MO), June 5, 2008.

- Congressional hearings on the state of aircraft inspections have highlighted the oversight problems associated with outsourcing aircraft maintenance abroad. When the House Transportation and Infrastructure Committee met on April 3, 2008, to review the results of an oversight investigation into questions of conduct violating the Federal Aviation Regulations in the inspection and maintenance program, Douglas E. Peters, an Aviation Safety Inspector employed by the FAA, asked: "If we're having trouble overseeing carriers in this country, how can we effectively oversee carriers that are outsourcing their maintenance?" An MSNBC story on the hearings noted: "According to a 2007 report by the Inspector General of the Department of Transportation (DOT), 64 percent of airline maintenance dollars were outsourced in 2006, up from 37 percent 10 years earlier. The report also noted that the number of FAA-certified repair stations in foreign countries more than doubled—from 344 to 698—between 1994 and 2007. And while it emphasized that the issue is not *where* maintenance is conducted, but *how* it's conducted, there's simply no way FAA inspectors can visit every facility on a regular basis."[24] The number of foreign repair stations certificated by the FAA is now more than 730, over 380 of which have been added to the FAA's inspection roster since 1994.[25]

- Major media outlets reported on gaps in operational and oversight standards for maintenance outsourced overseas when a run of airline groundings in the spring of 2008 put a spotlight on maintenance safety. For example, *BusinessWeek* reported: "Airline maintenance has become a $42 billion-a-year business, with countries such as Dubai, China, Korea, and Singapore making enormous investments to attract such work. While there's some concern about the 4,181 maintenance operations in the U.S., the bigger worry is over the 700-plus foreign shops overseen by the Federal Aviation Administration. . . . Even those overseas facilities that the agency visits don't have to conduct the criminal-background checks and random drug and alcohol tests on aircraft mechanics that are required at domestic facilities. And it's difficult for the FAA to stage surprise inspections, as it does in the U.S."[26]

---

[24] "Airlines and the FAA: Too close for comfort?" MSNBC, April 8, 2008. (Available at: http://www.msnbc.msn.com/id/23999441/).

[25] Calvin L. Scovel III, "Actions Needed To Improve Safety Oversight and Security at Aircraft Repair Stations," Statement of the Inspector General, U.S. Department of Transportation, before the Committee on Homeland Security, Subcommittee on Transportation Security and Infrastructure Protection, United States House of Representatives, November 18, 2009.

[26] "U.S. Airlines Outsource Majority of Repairs," *BusinessWeek*, April 15, 2008.

- The fatal crash of an Air Midwest commuter plane in January 2003 called public attention to the airlines' practice of outsourcing critical maintenance work to uncertified workers without enough oversight by the carriers. All 21 people on the flight were killed when the plane crashed shortly after takeoff in Charlotte, N.C. According to the National Transportation Safety Board (NTSB), a primary cause of the crash was that mechanics employed by a third-party repair facility incorrectly rigged the airplane's elevator control system during a maintenance check. The NTSB faulted Air Midwest for lack of oversight of the facility.[27] A year later Air Midwest determined to bring its routine aircraft maintenance back in-house. Jonathan Ornstein, CEO of Air Midwest's parent company, Mesa Air Group, commented: "After an accident like that, you reassess."[28]

- Mainstream television news outlets have called the public's attention to the safety concerns regarding weak standards for aircraft maintenance outsourced overseas. In a segment aired on June 13, 2008, on CNN's Lou Dobbs Tonight, CNN correspondent Bill Tucker reported: "It's a flier's nightmare. A plane exploding in flames like this China Air flight last year, the result of an error in maintenance. Critics of the U.S. airline industry worry that the industry's trend to outsource the maintenance of its planes, in particular the outsourcing of work to foreign repair shops, is compromising safety, even though there are no studies to support that." The segment featured Sen. Claire McCaskill (D-MO) stating: "We have foreign repair stations in countries that our own State Department has recognized as havens for terrorist activity. We actually found a member of al Qaeda under the hood of an airplane a number of years ago. The GAO Office and auditor found that."[29]

- *Consumer Reports*, one of the top-ten-circulation magazines in the country, issued an investigative report in March 2007 on the air safety concerns raised by aircraft maintenance outsourcing and made the case for the uniform operational and oversight standards for in-house and outsourced maintenance. In "An Accident Waiting to Happen?" *Consumer Reports* alerts the public: "To save money, airlines have outsourced many of their operations, from baggage handling to onboard catering. But the latest trend has far greater consequences than who provides the food for your next flight. More and more, airlines are

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[27] National Transportation Safety Board Safety Recommendation, March 5, 2004, (available at: http://www.ntsb.gov/recs/letters/2004/A04_04_24.pdf); "An Accident Waiting to Happen?" *Consumer Reports*, March 2007.

[28] "Airline Resumes In-house Repairs a Year after Charlotte Crash," *USA Today*, February 23, 2004.

[29] "Outsourcing Safety," Lou Dobbs Tonight, CNN, June 13, 2008, (transcript available at: http://transcripts.cnn.com/TRANSCRIPTS/0806/13/ldt.01.html).

> contracting out the work to maintain planes—fixing wheels, repairing engines and more . . . . Contract repair facilities, especially those overseas, are subject to less oversight than in-house shops, with fewer screening programs for workers, fewer inspections, and loopholes that allow even more subcontracting." Noting that its investigation found, "warning signs" such as maintenance work being done by non-licensed mechanics, terrorism suspects working at repair facilities, and concern among aviation experts, the report concludes: "Consumers Union, publisher of *Consumer Reports*, believes that the standards should be made uniform, to equally apply whether the work is performed by the airline or an outside company."[30]

While this list of evidence is not exhaustive, the Fund believes these examples, along with the previously discussed developments over the past year, soundly demonstrate that aircraft maintenance outsourcing standards engage the attention of the media, legislators and regulators, and the public at large, and are the subject of consistent, widespread public debate. Accordingly, the Fund believes aircraft maintenance outsourcing standards constitute a significant social policy issue far beyond the realm of ordinary business matters subject to exclusion under Rule 14a-8(i)(7).

C. Because The Proposal Is Focused On A Significant Social Policy Issue, Continental's Arguments Seeking To Characterize The Proposal As Ordinary Business Are Irrelevant.

In Sections 1.A, B, and C of the No-Action Request, Continental argues that the Proposal relates to the Company's ordinary business matters in a variety of ways. It says the Proposal attempts to micromanage management's decisions relating to vendor and supplier relationships; relates to the Company's management of its workforce; and, relates to the location of the Company's facilities. In making these claims, Continental cites a number of ways in which the Proposal relates to the Company's day-to-day business decisions. For example, Continental asserts that "the oversight of vendors and suppliers necessary to maintain Continental's aircraft and operational integrity is central to the company's day-to-day operations;" that decisions regarding the sourcing of services "are fundamental to management's ability to run Continental on a day-to-day basis;" and that "the determination of where to operate its business and develop its products is an integral part of the running of Continental's operations."

[30] "An Accident Waiting to Happen?" *Consumer Reports*, March 2007.

However, what Continental fails to acknowledge is that the Proposal's focus—aircraft maintenance outsourcing standards—is a significant social policy issue, and that status trumps its characterization as an ordinary business matter. Therefore, while the Proposal may relate to matters otherwise considered ordinary business (that is, vendor and supplier relationships, the Company's management of its workforce, and the location of the Company's facilities), its specific focus on aircraft maintenance outsourcing standards renders it appropriate for shareholder action. [See *Exxon Mobil Corp.,* (avail. March 18, 2005), *Burlington Northern Santa Fe Corporation* (avail. Dec. 27, 2007), and *Norfolk Southern Corporation* (avail. Jan. 14, 2008), all of which regard proposals that related to matters otherwise considered ordinary business but that focused on significant social policy issues and were determined by the Staff not to be excludable.] Accordingly, the Fund believes that Continental's arguments in Sections 1.A, B, and C of the No-Action Request that attempt to characterize the Proposal as ordinary business are irrelevant.

Part of Continental's argument in Section 1.A is that the Proposal attempts to micromanage management's decisions relating to Continental's vendors and suppliers of products and services. Specifically, Continental argues that the Proposal "attempts to micro-manage Continental's decisions relating to its core maintenance and operational continuity, which often involve vendor relationships." The Proposal, however, merely asks the Company to disclose its aircraft maintenance outsourcing standards, which are of substantial interest to shareholders and the public given their direct impact on public safety and homeland security. This request for disclosure can hardly be considered micromanagement. The Proposal does not attempt to control any aspect of the process for selecting vendors, nor does it ask Continental to terminate any vendor relationship. Under the Proposal, Continental would be free to manage its vendor relationships in exactly the same way it does today. The only difference is that the Company would have to disclose its standards.

Furthermore, in Section 1.D of the No-Action Request, Continental argues that regardless of whether the Proposal touches upon significant social policy issues, the entire Proposal is excludable because, according to Continental, it addresses ordinary business matters. However, Continental fails to recognize that the Proposal does not merely touch upon significant social policy issues—rather, it *focuses on* a significant policy issue. It is this focus that distinguishes the Proposal from the past determinations cited by Continental and that renders the Proposal appropriate for shareholder action.

The Staff recently reaffirmed that proposals that relate to ordinary business but that focus on a significant social policy issue cannot be excluded under Rule 14a-8(i)(7). In Staff Legal Bulletin 14E, released on October 27, 2009, the Staff expressed concern regarding "the unwarranted exclusion of proposals that relate to the evaluation of risk"—a matter of ordinary business—"but that focus on significant policy issues." To remedy this, the Staff said that going forward it --

> will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.[31]

The Fund believes that the Proposal's subject matter—aircraft maintenance outsourcing standards—raises policy issues so significant that the Proposal is appropriate for a shareholder vote, regardless of whether the Proposal relates to otherwise ordinary business matters.

II. The Staff Determinations Cited In Support Of Continental's Arguments In Sections 1.A, B, C, And D Of The No-Action Request Are Irrelevant.

Continental cites a number of Staff determinations in Sections 1.A, B, C, and D of the No-Action Request as precedent for the Staff to consider. The Company notes determinations on proposals addressing vendor and supplier relationships [*Dean Foods Co.,* (avail. March 9, 2007), *International Business Machines Corp.,* (avail. Dec. 29, 2006), *PepsiCo, Inc.,* (avail. Feb. 11, 2004), and, *Seaboard Corp.,* (avail. March 3, 2003)]; determinations on proposals addressing management of the workforce [*Boeing Co.,* (avail. Feb. 25, 2005), *Citigroup Inc.,* (avail. Feb. 4, 2005), *Mattel, Inc.,* (avail. Feb. 4, 2005), *SBC Communications Inc.,* (avail. Feb. 4, 2005), *Capital One Financial Corp.,* (avail. Feb. 3, 2005), *Fluor Corp.,* (avail. Feb. 3, 2005), *General Electric Co.,* (avail. Feb. 3, 2005), and, *International Business Machines Corp.,* (avail. March 8, 2004)]; determinations on proposals addressing decisions related to operating locations [*Minnesota Corn Processors, LLC* (avail. April 3, 2002), *The Allstate Corp.,* (avail. Feb. 19, 2002), *MCI WorldCom, Inc.,* (avail. April 20, 2000), and, *McDonald's Corp.,* (avail. March 3, 1997)]; and determinations on proposals that touched upon, but did not focus on, significant social policy issues [*Peregrine Pharmaceuticals, Inc.* (avail. July 31, 2007), *General Motors Corp.* (avail. April 4, 2007), and *Wal-Mart Stores, Inc.* (avail. March 15, 1999)]. In each case, the Fund believes these determinations are irrelevant because the proposals focused on matters of ordinary business while the Fund's Proposal focuses on a significant social policy issue.

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[31] Staff Legal Bulletin 14E (October 27, 2009)

In fact, some of the determinations cited by Continental involve proposals that did not raise social policy issues at all. For example, the proposal in *International Business Machines Corp.,* (avail. Dec. 29, 2006) asked that the company "update the competitive evaluation process to only accept late quotes from a supplier if the supplier provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable." The proposal in *PepsiCo, Inc.,* asked the company to "Stop favoring one bottler over the other, stop permitting unequal or unfair support differentials, and ensure uniform accounting for support payments to avoid regulatory exposure." The proposal in *Minnesota Corn Processors, LLC,* requested that the company "build a new corn processing plant subject to specific conditions," including that it "produce additional profits," "increase the value of each current share," "provide an option to deliver more corn per current share," "deliver a more homogeneous specific feedstock if our studies indicate another profit advantage," and, "attempt to utilize bio-based renewable, solid waste, co-generation or other non-conventional feedstocks if our studies indicate another profit advantage," among others. The proposal in *The Allstate Corp.,* asked that the company "cease operations in Mississippi," because "Mississippi courts are a plaintiffs' Mecca for winning extraordinary compensatory and punitive damages against corporate defendants." The proposal in *MCI WorldCom, Inc.,* requested that a "proper economic analysis, including a fairness opinion, accompany future plans to abandon existing office or operating facilities in favor of more expensive, newer, or more convenient facilities, whether relocating, consolidating or expanding such facilities, with the goal of protecting and enhancing shareholder value." Notably, in only one of these determinations (*The Allstate Corp.,*) did the proponent argue that the instant proposal implicated a significant public policy issue, and several of the proposals in these determinations (particularly *International Business Machines Corp., PepsiCo, Inc.,* and *Minnesota Corn Processors, LLC*) delve far into the minutiae of the companies' ordinary business matters. The Fund respectfully submits that these ordinary business proposals are not at all relevant to the Staff's consideration of the Proposal.

II. The Proposal Is Neither False Nor Misleading And The Company Should Not Be Permitted To Exclude It Pursuant To Rule 14a-8(i)(3).

Relying on Rule 14a-8(i)(3) and Rule 14a-9, Continental argues that the Company may omit the Proposal because it makes a statement that the Company claims is materially false and misleading. Continental faces a very high burden when it seeks to exclude the entire Proposal as false and misleading—a burden the Company fails to meet.

In Staff Legal Bulletin No. 14B, the Staff clarified its views with regard to the application of Rule 14a-8(i)(3). The Staff noted:

> In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the Company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where the company has demonstrated objectively that the proposal or statement is materially false or misleading.

Continental takes issue with the following factual statement:

> The FAA does not regulate or inspect non-certificated repair stations. In December 2005, the DOTIG identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of those facilities were performing maintenance 'critical to the airworthiness of the aircraft,' and neither the FAA nor the carriers using these facilities provided adequate oversight of the work.

Continental argues that the statement is materially false and misleading "because it implies that Continental uses 'non-certificated repair facilities, which are not regulated or inspected by the FAA.'" In fact, "Continental's FAA-approved maintenance program requires all of its contracted repair facilities to hold an FAA certificate and to comply with FAA standards and inspections for performing any maintenance on Continental's aircraft," says the Company.

The statement at issue asserts the fact that the Department of Transportation Inspector General found that non-certificated repair facilities are performing aircraft maintenance "for U.S. carriers"—not "for Continental" or "for the Company." Therefore, we think a fair reading of the Proposal would suggest that this statement refers generally to the major U.S. airlines and not to Continental in particular. Furthermore, the Proposal calls for transparency regarding what standards Continental applies to outsourced aircraft maintenance. Therefore, we think a fair reading of the Proposal would suggest that the statement at issue does not imply that Continental uses non-certificated repair facilities but rather underscores the need for Continental to be transparent about its aircraft maintenance outsourcing standards.

Staff Legal Bulletin No. 14B states:

> [W]e believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> > the company objects to factual assertions because they are not supported;
> >
> > the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> >
> > the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or,
> >
> > the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under Rule 14a-8 for companies to address these objections in their statements of opposition.

Thus, the remedy for Continental is to make clear in its statement of opposition that the Company requires all of its contracted repair facilities to hold an FAA certificate.

III. Continental Has Failed To Demonstrate The Existence Of A Personal Grievance Or Special Interest Within The Meaning Of Rule 14a-8(i)(4).

Rule 14a-8(i)(4) allows for the exclusion of a proposal that (i) relates to the redress of a personal claim or grievance against the company or any other person, or (ii) that is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. The Staff has noted that the purpose of Rule 14a-8(i)(4) is to "insure that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally."[32]

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[32] Exchange Act Release No. 34-20091 (Aug. 16, 1983)

Continental argues that while "the stated purpose of the Proposal and Supporting Statement is to promote the flying public's safety, the Proposal is merely one element of a campaign undertaken by the Proponent and its affiliate, the International Brotherhood of Teamsters (the 'Teamsters'), to further the personal interests of the union and its members by preventing the outsourcing of aircraft maintenance to foreign repair stations employing workers who are not members of the union." Noting that the Teamsters has sought an airline industry relief and stimulus package that includes an Employee Security Program for airline employees who have been displaced from their jobs as a result of foreign outsourcing, and noting a letter from Teamsters Airline Division Director, David Bourne, to the CEO of Frontier Airlines in which Bourne says that the outsourcing of aircraft maintenance contributes to the escalating loss of skilled jobs in America, Continental declares the Proposal's "intended purpose" to be "the preservation of union jobs." Continental concludes by charging that the Proposal "is using the Rule 14a-8 process to further the Proponent's broader campaign to preserve union jobs by prohibiting outsourcing of aircraft maintenance, a result that would provide a significant benefit to the Proponent and the Teamsters that would not be shared by the other stockholders of Continental."

First, Continental grossly mischaracterizes the purpose of the Proposal in suggesting that it seeks to prohibit maintenance outsourcing. Nowhere does the Proposal prohibit outsourcing. The Proposal only asks that Continental disclose the operational and oversight standards applied to its outsourced aircraft maintenance and identify any differences between those standards and the standards applied to aircraft maintenance performed in-house. As detailed in Section I, aircraft maintenance outsourcing standards directly impact public safety and homeland security and are the subject of widespread public debate and concern. The Fund believes that increased transparency and accountability regarding aircraft maintenance outsourcing standards will provide shareholders and the general public with important information regarding this social policy issue, and will encourage Continental to adopt best practices that would hold any outsourced aircraft maintenance to the same high operational and oversight standards that the Company applies to work performed at Company-owned repair facilities. This intended purpose is stated explicitly in the Proposal's supporting statement:

> We are concerned that contract repair stations performing aircraft maintenance for Continental may not meet the same high operational and oversight standards as Company-owned repair facilities, potentially compromising the flying public's safety and security and Continental's long-term sustainability. . . . We believe adoption of this proposal will

> bring transparency and accountability to an issue of deep public concern and will encourage Continental to prioritize the flying public's safety.

Achieving transparency and accountability regarding a significant social policy issue and encouraging best practices that impact public safety and homeland security is a benefit to all Continental shareholders. The Proposal is hardly an attempt by the Fund "to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally."[33]

Second, for companies seeking exclusion under Rule 14a-8(i)(4), the Staff has in the past required (i) that the proposal itself seek to confer a benefit on the proponent not shared by other stockholders, or (ii) that the company point to statements by the proponent or an affiliate explicitly stating that the proposal was submitted to further a non-shareholder objective. The precedents cited by Continental fit these circumstances precisely.

For example, in *Union Pacific Corp.*, (avail. Jan. 31, 2000), the Staff permitted exclusion of a proposal submitted by employees of the company seeking to alter one specific term of a negotiated transaction and impose an alternative pension integration structure that would benefit a group of employees of which the proponents were a part. The proposal itself was an effort to achieve something that was part of the bargaining process; the proposal's very subject matter sought to confer a benefit on the proponents not shared by other stockholders and to resolve a dispute between them and the company.

In *Dow Jones & Company, Inc.*, (avail. Jan. 24, 1994), the Staff permitted exclusion where a union, which at the time was engaged in negotiations with the company over a new collective bargaining agreement, stated in publications that the shareholder proposals at issue were related to collective bargaining. Specifically, according to Dow Jones & Company's no-action request, the Independent Association of Publishers' Employees (IAPE):

1. Published a press release concerning the proposals with the headline "Dow Jones/Wall Street Journal Union Seeks Shareholder Vote on CEO Pay" that stated: "IAPE and Dow Jones are currently in the ninth month of bargaining a new contract. . . . The company is demanding that the employees accept a 2% annual wage increase and substantial cuts in health care benefits." The Union's attorney is quoted as saying: "It's bad business for a company to lavish pay on the top brass while

[33] Exchange Act Release No. 34-20091 (Aug. 16, 1983)

demanding that employees tighten their belts." IAPE takes the position that all employees contribute to the Company's success."

2. Published a Bargaining Bulletin that states that the proposals are designed to "turn up the heat" on Dow Jones in the pending negotiations, and published a related leaflet that states, "With union members growing increasingly restive over company foot dragging at the bargaining table, IAPE officials recently submitted [the Proposals]."

3. Sent a letter to its officers referring to the Proposals as part of its campaign to "put public pressure on Dow Jones to negotiate fair contracts with its workers."

4. Published in its newsletter a discussion of the Proposals, characterizing the making of the Proposals as part of an "unprecedented union publicity campaign" and as a "first volley."

In short, in *Dow Jones & Company, Inc.*, the company provided numerous public statements by the proponents' affiliate explicitly stating that the proposals were submitted to further a non-shareholder objective.

In stark contrast to *Union Pacific Corp.*, and *Dow Jones & Company, Inc.*, (i) the Proposal does not seek to confer a benefit on the Fund not shared by other stockholders, as transparency and accountability related to aircraft maintenance outsourcing standards is in the interest of the general public and the entirety of Continental's stockholders, and (ii) Continental has not submitted any statements by the Fund or the Teamsters explicitly stating—or even suggesting—that the Proposal was submitted to further a non-shareholder objective. Continental demonstrates that the Teamsters is committed to preserving skilled, critically sensitive American jobs, but that fact is irrelevant to the Staff's consideration of the Fund's Proposal. The Teamsters' statements cited by Continental do not reference the Proposal or do they suggest that it is intended to secure some ulterior benefit for the union. Furthermore, to the extent that the Teamsters has safety and security concerns regarding existing standards for outsourced aircraft maintenance, these concerns for the public safety relating to a significant social policy issue in no way constitute a special interest within the meaning of Rule 14a-8(i)(4).

IV. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Division not issue the determination requested by Continental.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8100.

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosure

cc: Jennifer L. Vogel, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer, Continental Airlines, Inc.



Jennifer L. Vogel
Senior Vice President
General Counsel, Secretary and
Chief Compliance Officer

19th Floor HQSEO
1600 Smith Street
Houston TX 77002
Tel 713 324 5207
Fax 713 324 1230
continental.com

January 27, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by the Teamsters General Fund

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Continental Airlines, Inc. ("Continental") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, Continental received a shareholder proposal and statement of support thereof (the "Proposal") from the Teamsters General Fund (the "Proponent") for inclusion in Continental's proxy statement for its 2010 annual meeting of stockholders (the "2010 Annual Meeting").

Continental hereby requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Continental excludes the Proposal from its proxy materials for the 2010 Annual Meeting for the reasons discussed below.

GENERAL

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, we have:

1. filed this letter with the Commission no later than eighty (80) calendar days before Continental intends to file with the Commission its definitive proxy statement and related materials with respect to the 2010 Annual Meeting; and

2. enclosed with this letter a copy of the Proposal.

As this letter is being submitted electronically pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are not enclosing six additional copies ordinarily required by Rule 14a-8(j).

A copy of this letter is also being sent to the Proponent as notice of Continental's intent to omit the Proposal from Continental's proxy materials for the 2010 Annual Meeting. The date for the 2010 Annual Meeting has not yet been set by Continental's board of directors.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Continental pursuant to Rule 14a-8(k).

SUMMARY OF THE PROPOSAL & RELATED CORRESPONDENCE

On December 22, 2009, Continental received a submission from the Proponent containing the Proposal for inclusion in Continental's proxy materials for the 2010 Annual Meeting, a copy of which is attached as Exhibit A hereto. The Proposal requests that the following resolution be presented to Continental's stockholders at the 2010 Annual Meeting:

"RESOLVED: Shareholders of Continental Airlines, Inc., ("Continental" or "Company") request that the Board of Directors make available to shareholders, omitting proprietary information and at reasonable cost, by the 2011 Annual Shareholders' meeting, a report disclosing (i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for Continental; and, (ii) Continental's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors. The report should identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities."

REASONS FOR EXCLUSION OF PROPOSAL

Continental believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(3) and (i)(4) for the reasons described herein below.

1. Continental May Omit the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to Continental's Ordinary Business Operations.

Proposals requesting that registrants prepare reports on specific aspects of their business are excludable under the ordinary business operations exception provided in Rule 14a-8(i)(7) if the subject matter of the report involves a company's ordinary business operations. Release No. 34-20091 (August 16, 1983) (the "1983 Release"); Staff Legal Bulletin No. 14E (October 27, 2009) ("SLAB 14E"). The 1983 Release and SLAB 14E make clear that a shareholder cannot circumvent the application of Rule 14a-8(i)(7) by fashioning a request related to the ordinary business of a company as a request that the company prepare a report. The issue is whether the subject matter of the request relates to the company's ordinary business operations, and not whether the proposal is styled as a request for a report.

In 2009, the Proponent submitted a proposal (the "2009 Proposal") that requested that Continental "adopt a policy requiring all domestic and foreign repair facilities that perform aircraft maintenance for the Company to meet the same operational and oversight standards as Company-owned repair facilities." The Staff found the 2009 Proposal excludable under Rule 14a-8(i)(7) because it related to Continental's ordinary business operations. *Continental Airlines, Inc.* (March 25, 2009). The Proponent submitted a substantially similar proposal to Southwest Airlines Co., which the Staff also found excludable. *Southwest Airlines Co.* (avail. Mar. 29, 2009). Furthermore, the Commission denied the Proponent's request in *Southwest* that the Commission review the Staff's determination that the proposal was excludable. *Southwest Airlines Co.* (recon. denied June 16, 2009).

The underlying subject matter of the 2009 Proposal, which the Staff found excludable, is substantially the same as the subject matter of the current Proposal. The focus of both the 2009 Proposal and the current Proposal is the manner in which Continental sources, manages and oversees its aircraft maintenance services. Whereas the 2009 Proposal asked that Continental require all contract aircraft repair facilities "to meet the same operational and oversight standards as Company-owned repair facilities," the current Proposal requires a report that would "identify any substantive differences between contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities." Though the 2009 Proposal sought the adoption of a policy and the Proposal seeks the preparation of a report, both intend to involve shareholders in matters that the Staff has concluded fall within the ordinary business operations exclusion. As noted above, the Commission has made clear that the Proponent may not recast its earlier request for a policy into a request for a report and thereby avoid exclusion under Rule 14a-8(i)(7).

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal involves a subject matter that relates to Continental's ordinary business operations and may be excluded in its entirety under Rule 14a-8(i)(7) because: (A) the Proposal attempts to interfere with management's ability to make decisions regarding vendor and supplier relations; (B) the Proposal relates to Continental's ordinary business decisions regarding management of the workforce; (C) the Proposal relates to the location and oversight of Continental's maintenance facilities; and (D) the Proposal addresses both ordinary and non-ordinary business matters, such that it is not necessary to consider whether the Proposal involves significant social policy issues.

A. The Proposal Involves Ordinary Business Matters Because It Attempts to Micromanage Management's Decisions Relating to Continental's Vendors and Suppliers of Products and Services.

Like the 2009 Proposal, the current Proposal centers on decisions regarding the sourcing, management and oversight of maintenance services, which services are central to the operation of Continental's business. Thus, the Proposal addresses "core matters involving the company's business and operations" that are "of a complex nature" and are "fundamental to management's ability to run [the Company] on a day-to-day basis," and, accordingly, constitute ordinary business matters within the meaning of Rule 14a-8(i)(7). *See* the 1998 Release.

At December 31, 2009, Continental was the world's fifth largest airline as measured by the number of scheduled miles flown by revenue passengers, serving 130 domestic and 132 international destinations, including destinations throughout Europe, Canada, Mexico, Central and South America and the Caribbean, as well as Tel Aviv, Delhi, Mumbai, Hong Kong, Beijing and Tokyo. In connection with this extensive international service, Continental has entered into maintenance agreements, as required by the U.S. Federal Aviation Administration ("FAA"), with third-party maintenance providers at each destination where Continental does not operate its own maintenance facility.

Continental and its third-party maintenance providers are subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations, including equipment, ground facilities, dispatch, communications, flight training personnel, and other matters affecting air safety. In addition, under FAA regulations, Continental has established, and the FAA has approved, operations specifications and a maintenance program for its aircraft, ranging from frequent routine inspections to major overhauls. *See* Fact Sheet – FAA Oversight of Repair Stations, (attached hereto as Exhibit B) (the "FAA Fact Sheet").

All repair stations – both domestic and foreign – must provide services in compliance with Continental's FAA-approved maintenance program. Continental remains responsible for FAA compliance for all maintenance performed on its aircraft by third parties to the same extent as maintenance performed by its own personnel and upholds these responsibilities through oversight in its quality assurance audit system. All maintenance and operations must be performed consistent with FAA requirements. In addition, the FAA conducts audits of the foreign civil aviation authority and local civil aviation authorities to ensure safety.

Continental devotes considerable effort and resources to maintain the highest operational and oversight standards in the maintenance of its aircraft and the security of its operations. The oversight of vendors and suppliers necessary to maintain Continental's aircraft and operational integrity is central to the company's day-to-day operations.

The Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) as relating to ordinary business matters when the proposal relates to decisions regarding vendor and supplier relationships. *See, e.g., Continental Airlines, Inc.* (Mar. 25, 2009) (permitting exclusion of a proposal involving a substantially similar subject matter under Rule 14a-8(i)(7) as relating to Continental's ordinary business operations, "i.e. decisions relating to vendor relationships"); *Southwest Airlines Co.* (avail. Mar. 19, 2009, recon. denied June 16, 2009) (permitting exclusion of a proposal involving a substantially similar subject matter under Rule 14a-8(i)(7) as relating to Southwest's ordinary business operations, "i.e. decisions relating to vendor relationships"); *Dean Foods Co.* (avail. Mar. 9, 2007, recon. denied Mar. 22, 2007) (permitting the omission of a shareholder proposal under Rule 14a-8(i)(7) that requested the company report on its policies to address consumer and media criticism of the company's "customer relations and decisions relating to supplier relationships"); *International Business Machines Corp.* (avail. Dec. 29, 2006) (concurring that a proposal regarding company practices with respect to vendors related to ordinary business matters, specifically, "decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) relating to the company's relationships with different bottlers because it involved "decisions relating to vendor relationships"); *Seaboard Corp.* (avail. Mar. 3, 2003) (permitting exclusion of a proposal under Rule 14a-8(i)(7) regarding the company's policies relating to the use of certain antibiotics at its facilities and those of its suppliers). Thus, shareholder proposals that attempt to dictate aspects of a company's decision-making process with respect to its repair facilities and that improperly seek to involve shareholders in day-to-day decisions regarding whether and when to use vendors are excludable as relating to ordinary business matters. By analogy, the Proposal may properly be excluded under Rule 14a-8(i)(7) because it attempts to micro-manage Continental's decisions relating to its core maintenance and operational continuity, which often involve vendor relationships. In the supporting statement, the Proponent asserts that "[w]e are concerned that contract repair stations performing aircraft maintenance for Continental may not meet the same high operational and oversight standards as Company-owned repair facilities, potentially compromising the flying public's safety and security and Continental's long-term sustainability." Safeguarding the safety and security of its customers and employees is fundamental to Continental's operations, and decisions regarding maintenance contracts or vendors used to repair Continental's aircraft relate to these core matters involving Continental's business. The Proponent's statement makes clear that the Proposal seeks to micro-manage Continental's vendor selection process.

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding vendor relationships, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Management of the Workforce.

The Proposal seeks information related to Continental's management and oversight of its contracted workforce and information regarding the employment-related practices of these contractors, such as the licensing and testing requirements applicable to individual employees. The supporting statement focuses on the standards applicable to foreign repair stations, the oversight of outsourced aircraft maintenance, and the fact that some of Continental's maintenance operations are conducted in Hong Kong. The requested report involves precisely the type of "management of the workforce" that the Commission identified in the 1998 Release as relating to ordinary business operations.

Decisions regarding the location of employees and sourcing of services implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run Continental on a day-to-day basis and delve too deeply into Continental's complex operations. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) concurring that proposals addressing management of the workforce – including outsourcing – constitute ordinary business matters.

The Staff consistently has stated that shareholder proposals may be excluded pursuant to Rule 14a-8(i)(7) when the proposals related to the company's management of its workforce. In 2005, the Staff addressed seven identical proposals relating to outsourcing/offshoring and concluded that they could be excluded on Rule 14a-8(i)(7) grounds. *See Boeing Co.* (avail. Feb. 25, 2005); *Citigroup Inc.* (avail. Feb. 4, 2005); *Mattel, Inc.* (avail. Feb. 4, 2005); *SBC Communications Inc.* (avail. Feb. 4, 2005); *Capital One Financial Corp.* (avail. Feb. 3, 2005); *Fluor Corp.* (avail. Feb. 3, 2005); *General Electric Co.* (avail. Feb. 3, 2005). Those proposals requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. Similarly, in *International Business Machines Corp.* (avail. Feb. 3, 2004; recon. denied Mar. 8, 2004), a proposal requested that the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) on the grounds that it related to "employment decisions and employee relations."

These no-action letters demonstrate that a company's decisions with respect to "management of the workforce," including by analogy management of third-party maintenance providers and their employment policies and practices, are a matter of ordinary business. Accordingly, the Proposal may properly be excluded under Rule 14a-8(i)(7).

C. The Proposal Involves Ordinary Business Matters Because It Relates to the Location of Continental's Maintenance Facilities.

The Proposal seeks to probe too deeply into Continental's ordinary business operations by involving stockholders in Continental's decisions relating to the location of the company's maintenance operations, a highly complicated and technical matter that Continental's management is much better suited to address. The determination of where to operate its business and develop its products is an integral part of the running of Continental's operations. In this regard, the Staff consistently has concurred that a company's decisions about the location and relocation of its manufacturing and other facilities are matters of ordinary business. *See, e.g., Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (proposal requesting that the company build a new corn processing plant subject to certain conditions was excludable under Rule 14a-8(i)(7) because it dealt with "decisions relating to the location of [the company's] corn processing plants"); *The Allstate Corp.* (avail. Feb. 19, 2002) (concurring in the exclusion of a proposal requesting that the company cease its operations in Mississippi); *MCI Worldcom, Inc.* (avail. Apr. 20, 2000) (proposal requesting that an economic analyses accompany future plans to relocate offices and facilities was excludable because it related to the "determination of the location of office or operating facilities"); *McDonald's Corp.* (avail. Mar. 3, 1997) (concurring in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new facilities because the proposal dealt with the ordinary business decision of plant location). These no-action letters demonstrate that Continental's decisions with respect to the location of its operating facilities are a matter of ordinary business. Therefore, precedent makes clear that the Proposal may be excluded under Rule 14a-8(i)(7).

D. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That it Distinctly Addresses Ordinary Business Matters.

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). We recognize that the Staff has concluded that certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. *See* the 1998 Release. Nevertheless, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, the Staff affirmed this position in *Peregrine Pharmaceuticals, Inc.* (avail. July 31, 2007), stating that a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Similarly, in *General Motors Corp.* (avail. Apr. 4, 2007), a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a-8(i)(7). The Staff stated, "[i]n this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor, and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, we do not believe that it is necessary to consider whether the Proposal may also touch upon significant policy issues, since the Proposal here addresses ordinary business issues: management's decisions relating to vendors and suppliers, its management and oversight of its internal and contracted workforce and the standards that Continental employs in the operation of its business. Thus, regardless of whether aspects of the Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because "the thrust and focus of the proposal is on ordinary business matters" within the scope of Rule 14a-8(i)(7).

2. Continental May Omit the Proposal Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains Materially False and Misleading Statements.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (Sept. 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that it is materially false or misleading. *See Sara Lee Corporation* (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

We believe that the Proponent's supporting statement contains the following factual statement that is materially false and misleading:

"The FAA does not regulate or inspect non-certificated repair stations. In December 2005, the DOTIG identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of those facilities were performing maintenance 'critical to the airworthiness of the aircraft,' and neither the FAA nor the carriers using these facilities provided adequate oversight of the work."

This statement is materially false and misleading because it implies that Continental uses "non-certificated repair facilities, which are not regulated or inspected by the FAA." In fact, Continental's FAA-approved maintenance program requires all of its contracted repair facilities to hold an FAA certificate and to comply with FAA standards and inspections for performing any maintenance on Continental's aircraft. Substantial maintenance by these repair facilities is also subject to on-site supervision by Continental's quality control personnel to ensure that the FAA regulatory standards are fully met. In addition, under certain circumstances, Continental may contract with individually FAA-certified and licensed Airframe and Powerplant technicians supervised directly by Continental's maintenance control group under the company's FAA-approved maintenance program, and these FAA-certified personnel are regulated and inspected by the FAA as well. Thus, all maintenance activities are extensively and fully regulated and inspected under the requirements of the FAA.

In summary, we believe that the Proposal should be excluded from the 2010 Proxy Statement under Rule 14a-8(i)(3) because it contains a materially false and misleading statement in violation of Rule 14a-9. Alternatively, if the Staff determines that the Proposal may be included in the 2010 Proxy Materials, Continental requests that the Proposal be modified to remove the materially false and misleading statement.

3. Continental May Omit the Proposal Pursuant to Rule 14a-8(i)(4) Because the Proposal is Designed to Result in a Benefit to the Proponent That is Not Shared by Other Shareholders at Large.

Rule 14a-8(i)(4) provides that a company may exclude a proposal that (i) relates to the redress of a personal claim or grievance against a company or any other person or (ii) is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. The Commission has noted that the purpose of Rule 14a-8(i)(4) is to "insure that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* the 1983 Release. Moreover, the Commission has indicated that, "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (Oct. 14, 1982). As explained below, the Proponent has "abuse[d] the security holder proposal process" by submitting a stockholder proposal related to the redress of a personal grievance against Continental and designed to pursue the Proponent's personal interest that is not shared with other stockholders of Continental.

The Commission has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(4), even if it is "drafted in such a way that it might relate to matters which may be of general interest to all security holders," if it is "clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Exchange Act Release No. 34-19135 (Oct. 14, 1982).

Although, in the current instance, the stated purpose of the Proposal and Supporting Statement is to promote the flying public's safety, the Proposal is merely one element of a campaign undertaken by the Proponent and its affiliate, the International Brotherhood of Teamsters (the "Teamsters"), to further the personal interests of the union and its members by preventing the outsourcing of aircraft maintenance to foreign repair stations employing workers who are not members of the union.

The Teamsters identified its opposition to aircraft maintenance outsourcing as one of its legislative priorities for 2009,[1] indicating that the Teamsters mechanics are urging Congress to impose a moratorium on further outsourcing of aircraft maintenance by U.S. airlines. In furtherance of this campaign, the Teamsters circulated to Congressional lawmakers a proposal for inclusion in the economic stimulus bill passed in 2009 that called for a moratorium on outsourcing of certain maintenance to foreign repair stations until "adoption of a comprehensive airline industry relief and stimulus package that," among other things:

> "(iii) includes an Employee Security Program that, at a minimum, provides economic and job-placement assistance to airline employees who have been displaced from their jobs or have incurred significant loss of pay and/or benefits as a result of airline bankruptcies and/or foreign outsourcing of their jobs."[2]

The underlying purpose of the Proposal, to protect union jobs, is also evidenced by remarks by Teamsters Airline Division Director David Bourne in a letter to the President and CEO of Frontier Airlines:

> "We are writing to express our strong concern about any plans Frontier may have to permanently outsource the Denver-based heavy-check aircraft maintenance operations to a foreign repair station. We recognize that Frontier Airlines, like the entire United States airline industry, continues to face difficult economic times. But we do not believe that the foreign outsourcing of ***skilled, critically sensitive American jobs*** such as heavy-check aircraft maintenance is an appropriate solution to Frontier's difficulties any more than it is an appropriate solution to the industry. Foreign outsourcing of aircraft maintenance undermines the United States airline industry's technological advantage over its competitors and contributes to the ***escalating loss of skilled jobs*** at a time when our country can least afford to lose them. The matters affecting the airline industry are complex, and their resolution requires a comprehensive solution that protects American jobs and ensures our nation a competitive future."[3] [emphasis added]

---

[1] The Teamsters' 2009 Legislative Priorities are available on the Teamsters' website at http://www.teamster.org/sites/teamsters.prometheuslabor.com/files/2009LegislativePriorities.pdf. *See also*, "A Message from Airline Division Director Capt. David Bourne," available on the Teamsters' website at http://teamsterair.org/message-airline-division-director-capt.-david-bourne, in which the Director, Airline Division of the Teamsters indicates that the Teamsters "will insist that the industry act in good faith to keep American jobs here in the USA," adding that "[t]o that end, we will be pressing for legislation which prevents the outsourcing of airline jobs to foreign countries."

[2] See Exhibit C, a copy of the Teamsters' legislative proposal available on the Aeronautical Repair Station Association website at http://www.arsa.org/files/TeamsterProposal.pdf.

[3] See Exhibit D, a press release issued by the Teamsters on November 14, 2008.

This letter clearly fails to emphasize public safety as a reason for the Teamster's opposition to the outsourcing of maintenance to foreign repair stations. In light of the Proposal's intended purpose, the preservation of union jobs, Continental believes the Proposal may properly be excluded pursuant to Rule 14a-8(i)(4), as such purpose would not benefit stockholders in general.

In the past, the Staff has permitted exclusion of stockholder proposals submitted by labor unions under similar circumstances, finding them to be in furtherance of grievances or personal interests although submitted under the guise of legitimate stockholder proposals. For example, in *Dow Jones & Co., Inc.* (avail. Jan. 24, 1994), the Staff concurred with the exclusion of a stockholder proposal concerning executive compensation as being related to a personal grievance of the labor union-proponent. The company described several union publications in support of the company's claim that the proposal sought to address a personal grievance, namely "inducing Dow Jones to include a collective bargaining agreement on terms favorable to the [union-proponent]." Similarly, in *Core Industries, Inc.* (avail. Nov. 23, 1982), the Staff concurred with the exclusion of a stockholder proposal related to equal employment opportunity policies where the proponent represented a union attempting to organize against another company. The Staff stated, "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to the all shareholders, the Proponent is using the proposal as one of many tactics designed to assist the Proponent in his objective as a union organizer." *See also Union Pacific Corp.* (avail. Jan. 31, 2000) (permitting exclusion under Rule 14a-8(i)(4) of a stockholder proposal related to non-discriminatory pension policies as part of a plan by the proponent to achieve particular employment goals). As in these other cases, the Proposal is using the Rule 14a-8 process to further the Proponent's broader campaign to preserve union jobs by prohibiting outsourcing of aircraft maintenance, a result that would provide a significant benefit to the Proponent and the Teamsters that would not be shared by the other stockholders of Continental.

CONCLUSION

On the basis of the foregoing, Continental respectfully requests the concurrence of the Staff that the Proposal may be excluded from Continental's proxy materials for the 2010 Annual Meeting.

Continental also requests that the Staff deliver by facsimile its response to this letter. For this purpose, please direct such response to the undersigned at 713.324.1230. Continental undertakes to forward promptly the response to the Proponent.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 713.324.5207.

Very truly yours,



Jennifer L. Vogel GWC
Senior Vice President, General Counsel, Secretary
and Chief Compliance Officer

Enclosures

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 15, 2009

BY FACSIMILE: 713.324.5152
BY UPS GROUND

Ms. Jennifer L. Vogel, Secretary
Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002

Dear Ms. Vogel:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2010 Annual Meeting.

The General Fund has owned 400 shares of Continental Airlines, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

RESOLVED: Shareholders of Continental Airlines, Inc., ("Continental" or "Company") request that the Board of Directors make available to shareholders, omitting proprietary information and at reasonable cost, by the 2011 Annual Shareholders' meeting, a report disclosing (i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for Continental; and, (ii) Continental's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors. The report should identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities.

SUPPORTING STATEMENT: We are concerned that contract repair stations performing aircraft maintenance for Continental may not meet the same high operational and oversight standards as Company-owned repair facilities, potentially compromising the flying public's safety and security and Continental's long-term sustainability.

Federal Aviation Administration (FAA)-certificated contract repair stations—particularly those outside the U.S.—are subject to less stringent regulatory maintenance standards than airline-owned stations. Personnel who approve maintenance work at foreign repair stations need not hold FAA repairman certificates or Airframe and Powerplant licenses, nor must the mechanics working at these facilities.

Some of Continental's heavy maintenance is done in Hong Kong by HAECO. Only 40 of HAECO's 3,540 mechanics are certificated by the FAA. (FAA: http://av-info.faa.gov/repairstation.asp?certno=NE1Y345K)

There is currently no regulatory standard for foreign repair stations governing personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results.

Recent Congressional hearings and DOT investigations reveal alarming failures in the oversight of outsourced aircraft maintenance. In September 2008, the DOT Inspector General ("DOTIG") reported that the FAA "relies too heavily on air carriers' oversight procedures, which are not always sufficient." "[U]ntrained mechanics, lack of required tools, and unsafe storage of aircraft parts" were among the problems found at repair stations—

problems that "could affect aircraft safety over time if left uncorrected." (http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/WEB_FILE_Review_of_Air_Carriers_Outsourced_Maintenance_AV2008090.pdf).

The FAA does not regulate or inspect non-certificated repair stations. In December 2005, the DOTIG identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of those facilities were performing maintenance "critical to the airworthiness of the aircraft," and that neither the FAA nor the carriers using these facilities provided adequate oversight of the work. (http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/av2006031.pdf)

News reports on groundings and flight cancellations due to illegal repairs performed by contract repair stations, and on contract repair station mechanics who cannot speak English or read repair manuals, underscore the magnitude of risk created by inadequate standards and lax oversight of outsourced aircraft maintenance. ("Nearly Nine Percent of Southwest Fleet Uses Unapproved Parts," The Huffington Post, August 26, 2009; "Airline mechanics who can't read English," WFAA-TV, Dallas/Fort Worth News, May 16, 2009)

We believe adoption of this proposal will bring transparency and accountability to an issue of deep public concern and will encourage Continental to prioritize the flying public's safety.

We urge you to vote **FOR** this proposal.



December 15th, 2009

Ms. Jennifer L. Vogel
Corporate Secretary
Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002

Re: Continental Airlines, Inc. – Cusip # 210795308

Dear: Ms. Vogel:

Amalgamated Bank is the record owner of 400 shares of common stock (the "Share") of Continental Airlines, Inc., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our particip*** FISMA & OMB Memorandum M-07-16 *** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 11/15/08 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

Cc: Jamie Carroll

EXHIBIT B



Federal Aviation Administration

Fact Sheet

For Immediate Release
February 6, 2008
Contact: Les Dorr or Alison Duquette
Phone: (202) 267-3462

FAA Oversight of Repair Stations

Repair stations are closely regulated and monitored by the FAA. The agency requires air carriers to ensure that their contract maintenance and training programs, and the contractors themselves, fully comply with federal regulations. There are approximately 4,187 domestic and 709 foreign FAA-certified repair stations.

Tough FAA Standards for "Outsourced" Maintenance
Some air carriers contract out ("outsource") aircraft maintenance. For example, it may be more efficient to have an original manufacturer perform engine overhauls, repair of components or warranty work. Airlines must meet stringent FAA requirements if they rely on contract maintenance.

- Air carriers have to ensure that all contractors follow the procedures specified in the air carrier's maintenance program.
- Air carriers must list all contractors on a vendor list; only substantial maintenance providers have to be approved in the air carrier's operation specifications.
- The airline must show that the provider has the capability, organization, facilities and equipment to perform the work.

Eyes on Repair Stations
Both the air carrier and the FAA inspect work done at repair stations. The air carrier conducts oversight through its Continuing Analysis and Surveillance System, which requires audits of the facilities working on the carrier's aircraft.

Inspection requirements come from the National Work Program Guidelines (NPG) order issued annually, and is based on risk analysis of results from the previous year's surveillance. The NPG establishes a base level of surveillance data that should be evaluated, including areas such as facilities, maintenance processes, technical data and training programs. The FAA uses risk assessments tools to retarget resources and develop the following year's inspection program.

FAA inspectors perform on-site visits and review air carrier audits. An FAA inspector is not *required* to give notice prior to an inspection. The inspector presents any issues found to the repair station informally during a briefing prior to leaving the facility. A formal letter of findings follows, and the FAA may start enforcement actions for violations of regulations.

Oversight of Foreign Repair Stations
Many U.S. air carriers rely on foreign repair stations outside the United States for at least some of their maintenance. These facilities are certified annually by the FAA, and a repair station may lose its certificate if it does not comply with FAA requirements.

The agency only certifies the number of foreign repair stations it can effectively monitor. Oversight is conducted by FAA inspectors assigned to International Field Offices in London, Frankfurt, Singapore, New York, Miami, Dallas and San Francisco.

FAA standards for foreign and domestic repair stations are the same. Just as for domestic repair stations, the FAA conducts at least one comprehensive, in-depth inspection annually for renewal of the repair station's certificate. The FAA notifies a repair station prior to an inspection to meet the repair station's security requirements, make sure the appropriate personnel are available, and allow the facility to do any needed coordination with remote work sites or contractors. The agency also notifies the appropriate U.S. embassy and the country's national aviation authority.

Using risk analysis tools, FAA inspectors identify potential safety hazards and target inspection efforts on areas of greatest risk. During the inspection, the FAA verifies that the facility and personnel are qualified to perform the maintenance functions requested by the air carrier or listed in their operations specifications.The entire inspection is done during a single visit; the size and complexity of the repair station may require several days and several inspectors to complete the work.

The United States has country-to-country Bilateral Aviation Safety Agreements with France, Germany and Ireland. These agreements eliminate duplicate efforts by the FAA and the national aviation authorities, and specify that each authority perform certification and surveillance activities on behalf of the other. The FAA audits these national aviation authorities, reviews their inspector guidance materials, inspector staffing levels and training programs, and performs joint repair station audits with the authorities' inspectors. Under these agreements, the FAA conducts sample inspections of repair stations located in these countries.

###

EXHIBIT C

AIRLINE INDUSTRY OUTROURCING AMID ECONOMIC TURMOIL
PROBLEM DEFINED

The United States airline industry has been in a constant state of financial turmoil since the fall of 2000, when the decline in the technology industry caused a precipitous decline in business travel demand. The September 11, 2001 terrorist attacks greatly exacerbated the industry's financial troubles, as airlines incurred significant losses resulting from the temporary shutdown of the nation's airspace and passengers' apprehension about flying following the attacks.

Congress sought to alleviate the airline industry financial crisis shortly after the September 11 attacks, when it passed the Air Transportation Safety and System Stabilization Act, Pub. L. No. 107-42, 115 Stat. 230 (2001). Through that statute, Congress provided $5 billion in direct emergency assistance/grants to compensate air carriers for their losses stemming from the attacks. Congress also authorized the Department of Transportation to reimburse air carriers for increases in their insurance premiums and provided billions of additional dollars for loan guarantees.

Nevertheless, in the wake of record high fuel prices earlier this year and the Depression-era crash of the nation's financial markets, the airline industry is still in economic tatters, and is projected to lose $5.2 billion this year. Despite passenger capacity reductions and recent cuts in fuel costs, the turbulent economic markets may continue to wreak havoc upon and potentially further destabilize the industry.

While Congress has provided significant public assistance to the airline industry over the last several years and may have to provide even more next year, many of the carriers that benefited from such taxpayer assistance have increasingly outsourced critical airline maintenance jobs to foreign repair stations. Indeed, according to the DOT Inspector General's September 30, 2008 report on the outsourcing of aircraft maintenance, airlines have more than doubled the amount of repairs and heavy maintenance work they outsource, from 34% in 2003 to 71% in 2007.

This huge increase in outsourcing of aircraft maintenance is alarming for a number of safety, security and economic reasons. First, the Federal Aviation Administration simply is not equipped to audit the work that is performed at foreign repair stations. Second, the outsourcing of aircraft maintenance to foreign repair stations has contributed greatly to the loss of skilled American jobs, diminished safety and security for the flying public, and to the decline of the American airline industry's historical technological and innovative edge over its competitors. And, further, in exporting these skilled and highly critical jobs, several airlines have relying upon and indeed abused the contract rejection provisions of United States Bankruptcy Code Section 1113.

In light of the airline industry's crucial role in the nation's economy, a comprehensive Congressional solution is needed in order to stabilize the industry and to ensure its long-term survival. Such a solution requires sufficient time and broad-based support. To the extent practicable, therefore, Congress should impose an industry-wide status quo obligation so that individual industry stakeholders are not unfairly disadvantaged vis-à-vis the others while this process takes place.

Skilled labor is one industry stakeholder that risks being disadvantaged. If the airline industry continues to export skilled maintenance work to foreign repair stations while Congress and the industry deliberate, the airline industry's most skilled workforce may become disenfranchised.

INTERIM SOLUTION

For these reasons, the IBT will urge Congress to include in the 2008-2009 national economic stimulus bill provisions that would impose a moratorium on foreign outsourcing of aircraft repair and maintenance work. Those provisions would provide as follows:

1. Effective December 1, 2008, there is hereby imposed a moratorium on outsourcing and/or contracting out to foreign maintenance and repair stations of all aircraft maintenance that, as of November 30, 2008, had been performed and/or scheduled to be performed at United States domestic maintenance and repair stations. The Federal Aviation Authority ("FAA") and Department of Transportation ("DOT") will have the authority to regulate covered air carriers' compliance with this requirement and to remove air carrier operating certificates, as provided by 49 U.S.C. § 41101, from air carriers found to be in violation of this moratorium. Such moratorium shall remain in effect until:

   (A) January 1, 2010; or, if earlier

   (B) The day immediately following the effective date of the adoption of a comprehensive airline industry relief and stimulus package that:

      (i) provides for uniform foreign and domestic safety and security standards that address the safety and security deficiencies noted in FAA's September 30, 2008 Memorandum;

      (ii) adequately takes into consideration the economic, safety, and security benefits and necessity of performing such critical work at domestic airline maintenance and repair stations; and

      (iii) includes an Employee Security Program that, at a minimum, provides economic and job-placement assistance to airline employees who have been displaced from their jobs or have incurred significant loss of pay and/or benefits as a result of airline bankruptcies and/or foreign outsourcing of their jobs.

EXHIBIT D



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TEAMSTERS LAUD MEMBERS OF CONGRESS FOR EFFORTS TO SAVE FRONTIER AIRLINE JOBS

November 14, 2008

Union Says Aircraft Maintenance Outsourcing Must Be Stopped

(Washington) – Teamsters Airline Division Director David Bourne on Friday praised Colorado Sen. Ken Salazar and Reps. John Salazar and Mark Udall for opposing Frontier Airlines' plans to outsource heavy-check aircraft maintenance to a foreign repair station.

Frontier (Nasdaq: FRNT) planned to outsource about 130 Teamsters aviation mechanics' jobs to Central America. On Nov. 3, the bankruptcy court judge overseeing the airline's Chapter 11 case ruled that it could only do so only as a last resort.

"Our friends in Congress are right to be concerned about sending good American jobs overseas," Bourne said. "It's essential that we maintain a critical mass of workers who can perform tasks essential to the safety and security of the flying public."

The letter, addressed to Frontier President and Chief Executive Sean Menke, states:

"We are writing to express our strong concern about any plans Frontier may have to permanently outsource the Denver-based heavy-check aircraft maintenance operations to a foreign repair station. We recognize that Frontier Airlines, like the entire United States airline industry, continues to face difficult economic times. But we do not believe that the foreign outsourcing of skilled, critically sensitive American jobs such as heavy-check aircraft maintenance is an appropriate solution to Frontier's difficulties any more than it is an appropriate solution to the industry.

"Foreign outsourcing of aircraft maintenance undermines the United States airline industry's technological advantage over its competitors and contributes to the escalating loss of skilled jobs at a time when our country can least afford to lose them. The matters affecting the airline industry are complex, and their resolution requires a comprehensive solution that protects American jobs and ensures our nation a competitive future."

Founded in 1903, the International Brotherhood of Teamsters represents 1.4 million hardworking men and women in the United States, Canada and Puerto Rico.

(Washington) – Teamsters Airline Division Director David Bourne on Friday praised Colorado Sen. Ken Salazar and Reps. John Salazar and Mark Udall for opposing Frontier Airlines' plans to outsource heavy-check aircraft maintenance to a foreign repair station.

Frontier (Nasdaq: FRNT) planned to outsource about 130 Teamsters aviation mechanics' jobs to Central America. On Nov. 3, the bankruptcy court judge overseeing the airline's Chapter 11 case ruled that it could only do so only as a last resort.

"Our friends in Congress are right to be concerned about sending good American jobs overseas," Bourne said. "It's essential that we maintain a critical mass of workers who can perform tasks essential to the safety and security of the flying public."

The letter, addressed to Frontier President and Chief Executive Sean Menke, states:

"We are writing to express our strong concern about any plans Frontier may have to permanently outsource the Denver-based heavy-check aircraft maintenance operations to a foreign repair station. We recognize that Frontier Airlines, like the entire United States airline industry, continues to face difficult economic times. But we do not believe that the foreign outsourcing of skilled, critically sensitive American jobs such as heavy-check aircraft maintenance is an appropriate solution to Frontier's difficulties any more than it is an appropriate solution to the industry.

"Foreign outsourcing of aircraft maintenance undermines the United States airline industry's technological advantage over its competitors and contributes to the escalating loss of skilled jobs at a time when our country can least afford to lose them. The matters affecting the airline industry are complex, and their resolution requires a comprehensive solution that protects American jobs and ensures our nation a competitive future."

Founded in 1903, the International Brotherhood of Teamsters represents 1.4 million hardworking men and women in the United States, Canada and Puerto Rico.